Exhibit 1

SUPERCOM LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2019

(Unaudited)

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SUPERCOM LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
as of June 30, 2019

(Unaudited)

IN U.S. DOLLARS

- - - - - - - - - - - - - - - - - - - - -

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30,	December 31,
	2019	2018
	Unaudited	Audited
CURRENT ASSETS
Cash and cash equivalents	1,492	1,639
Restricted bank deposits	1,699	1,162
Trade receivable, net	17,508	13,460
Other accounts receivable and prepaid expenses	1,307	951
Inventories, net (Note 3)	3,201	3,169
Patents	5,283	5,283
Total current assets	30,490	25,664

LONG-TERM ASSETS
Severance pay funds	375	361
Deferred tax long term	437	385
Property and equipment, net	859	843
Other Intangible assets, net (Note 4)	9,558	10,070
Other non-current asset	10	-
Goodwill	7,026	7,026
Total non-current assets	18,265	18,685

Total assets	48,755	44,349

CURRENT LIABILITIES
Trade payables	3,425	3,488
Employees and payroll accruals	3,150	2,773
Related parties	198	171
Accrued expenses and other liabilities	4,048	4,475
Deferred revenue	1,455	1,665
Short-term liability for future earn-out	351	971
Total current liabilities	12,627	13,543

LONG-TERM LIABILITIES
Long-term loan	13,526	9,624
Related parties	1,655	165
Deferred revenue	748	836
Long-term liability for future earn-out	46	46
Accrued severance pay	549	585
Total non-current liabilities	16,524	11,256

SHAREHOLDERS' EQUITY:
Ordinary shares	1,110	1,110
Additional paid-in capital	84,575	84,399
Accumulated deficit	(66,082)	(65,959)
Total shareholders' equity	19,604	19,550

Total Liabilities and Shareholders' Equity	48,755	44,349

The accompanying notes are an integral part of these interim consolidated financial statements.

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Six months ended June 30
	2019	2018
	Unaudited	Unaudited
REVENUES	11,339	13,775

COST OF REVENUES	5,004	6,054

GROSS PROFIT	6,335	7,721

OPERATING EXPENSES
Research and development, net	1,818	2,544
Sales and marketing	1,791	3,182
General and administration	2,015	2,602
Other expenses (income)	1	183
Total operating expenses	5,625	8,511

OPERATING (LOSS) INCOME	710	(790)

FINANCIAL EXPENSES (INCOME), NET	910	(278)

LOSS BEFORE INCOME TAX	(200)	(512)

INCOME TAX BENEFIT	78	225

NET LOSS FOR THE PERIOD	(122)	(287)

NET LOSS PER SHARE

Basic	(0.01)	(0.02)

Diluted	(0.01)	(0.02)

Weighted average number of ordinary shares used in computing basic net loss per share	16,141,286	14,958,339

Weighted average number of ordinary shares used in computing diluted net loss per share	16,141,286	14,958,339

The accompanying notes are an integral part of these interim consolidated financial statements.

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data)

	Ordinary shares		Additional		Total
	Number of Shares	Share capital	paid-in capital	Accumulated deficit	shareholders' equity
Balance as of December 31, 2017	14,958,339	1,026	82,157	(50,476)	32,707
Changes during the six months ended June 30, 2018 (unaudited):
Stock- based compensation	-	-	117	-	117
Net loss	-	-	-	(287)	(287)
Balance as of June 30, 2018 (unaudited)	14,958,339	1,026	82,274	(50,763)	32,537

Balance as of December 31, 2018	16,126,237	1,110	84,399	(65,959)	19,550
Changes during the six months ended June 30, 2019 (unaudited):
Exercise of option	35,145	-	17	-	17
Stock- based compensation	-	-	159	-	159
Net loss	-	-	-	(122)	(122)
Balance as of June 30, 2019 (unaudited)	16,161,382	1,110	84,575	(66,081)	19,604

The accompanying notes are an integral part of these interim consolidated financial statements.

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SUPERCOM LTD

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW

(U.S. dollars in thousands)

	Six months ended June 30
	2019	2018
	Unaudited	Unaudited
Cash flows from operating activities:

Net loss	(122)	(287)

Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,020	1,961
Stock-based compensation	159	117
Increase in deferred tax	(52)	(96)
Increase in trade receivables, net	(4,048)	(3,177)
Decrease (Increase) in other accounts receivable and prepaid expenses	(355)	2,167
Increase in inventories, net	(32)	(13)
Increase in other non-current assets	(10)	(28)
Increase (decrease) in trade payables	(64)	(1,543)
Increase in employees and payroll accruals	377	261
Increase (decrease) in accrued severance pay	(36)	(27)
Increase in accrued expenses and other liabilities, related parties and liability for earn-out	(1,258)	566
Net cash used in operating activities	(4,421)	(99)

Cash flows from investing activities:
Purchase of property and equipment	(74)	(95)
Purchase of Intangible assets	-	(21)
Decrease (Increase) in severance pay fund	(14)	16
Capitalization of software development costs	(450)	(724)
Net cash provided by (used in) investing activities	(538)	*(824)

Cash flows from financing activities:
Short-term bank loan, net	-	375
Proceeds from exercise of options and warrants, net	17	-
Long-term debt, net	3,902	-
Related parties	1,490	1,778
Liability for future earn-out	(60)	(96)
Net cash provided by (used in) financing activities	5,349	2,057

Increase (decrease) in cash, cash equivalents and restricted cash	390	*1,134
Cash, cash equivalents and restricted cash at the beginning of the year	2,801	*2,100

Cash, cash equivalents and restricted cash at the end of the period	3,191	*3,234

(*) See note 2(x) Reclassification under 2018 annual financials

The accompanying notes are an integral part of these interim consolidated financial statements.

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SUPERCOM LTD

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:	GENERAL

a.	SuperCom Ltd. (the “Company”) is an Israeli resident company organized in 1988 in Israel. On January 24, 2013 the Company changed its name back to SuperCom Ltd, its original name, from Vuance Ltd. On September 12, 2013, the Company’s ordinary shares were approved for listing on the NASDAQ Capital Market and began trading under the ticker symbol “SPCB” on September 17, 2013. Previously, the Company’s ordinary shares traded on the OTCQB® electronic quotation service.

The Company is a global provider of traditional and digital identity solutions, providing advanced safety, identification, tracking and security products to governments and organizations, both private and public, throughout the world. The Company provides cutting edge real-time positioning, tracking, monitoring and verification solutions enabled by its RFID &Mobile pure security advanced solutions suite of products and technologies, all connected to a web-based, secure, proprietary, interactive and user-friendly interface. The Company offers a wide range of solutions including, national ID registries, e-passports, biometric visas, automated fingerprint identification systems, digitized driver’s licenses, and electronic voter registration and election management using the common platform (“MAGNA”).

b.	Business Combination

On January 1, 2016, the Company acquired Leaders in Community Alternatives, Inc., or LCA, a U.S. based company, including all contracts, software, other related technologies and IP assets. The Company paid approximately $2,900 at the closing and committed to certain contingent earn-out payments over the next three years that are structured as a single digit percentage of annual revenues in excess of standalone LCA management revenue projections. LCA is a California based, private criminal justice organization, providing community-based services and electronic monitoring programs to government agencies in the U.S. for more than 24 years. LCA offers a broad range of competitive solutions for governmental institutions across the U.S. in addressing realignment strategies and plans.

In addition to LCA, during the first half of 2016 the Company acquired Safend Ltd., Alvarion Technologies Ltd. and the assets and IP of PowaPOS. For additional information refer to Note 5. 2018 Annual Financial Report.

As of December 31, 2019, the Company’s principal activities were conducted mainly through SuperCom Ltd, Alvarion Ltd, Prevision Ltd, Safend Ltd, SuperCom Inc. and LCA Inc.

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c.	Concentration of risk that may have a significant impact on the Company:

In the first half of year 2019, the Company derived 14% of its total revenue from 1 major customers.

In the first half of year 2018, the Company derived 23% of its total revenue from 3 major customers.

The Company purchases certain services and products used by it to generate revenues in its projects and sales from several sole suppliers. Although there are only a limited number of manufacturers of those particular services and products, management believe that other suppliers could provide similar services and products on comparable terms without affecting operating results.

NOTE 2:	UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Financial Statement preparation

These unaudited interim consolidated financial statements of the Company and its subsidiaries (collectively referred to in its report as "Company"), as of June 30, 2019 and for the six months then ended have been prepared, in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). They do not include all information and notes required by U.S. GAAP in the preparation of annual consolidated financial statements.

The accounting policies used in the preparation of the unaudited interim consolidated financial statements is the same as those described in the Company's audited consolidated financial statements prepared in accordance with U.S. GAAP for the year ended December 31, 2018.

The Company makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated interim Financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Company believes all adjustments necessary for a fair statement of the results for the period presented have been made and all such adjustments were of a normal recurring nature unless otherwise disclosed. The financial results for the period are not necessarily indicative of financial results for the full year.

These financial statements should be read in conjunction with the Company's consolidated financial statements for the year ended December 31, 2018 and the accompanying notes. There have been no changes in the significant accounting policies from those that were disclosed in the audited consolidated financial statements for the fiscal year ended December 31, 2018 included in the 2018 Form 20-F.

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NOTE 3:	INVENTORIES, NET

	June 30,	December 31,
	2019	2018
	$	$
Raw materials, parts and supplies	1,060	1,105
Finished products	2,141	2,064

	3,201	3,169

As of June 30, 2019 and December 31, 2018, inventory is presented net of write offs for slow inventory in the amount of approximately $1,527 and $1,527, respectively.

NOTE 4:	OTHER INTANGIBLE ASSETS, NET

	June 30,	December 31,
	2019	2018
	$	$
Customer relationship & Other	2,221	2,617
IP & Technology	3,892	4,265
Capitalized software development costs	3,445	3,188

	9,558	10,070

NOTE 5:	COMMITMENTS AND CONTINGENT LIABILITIES – LITIGIATION

As part of the acquisition of the SmartID division of OTI, the Company assumed a dispute with Merwell Inc. (“Merwell”). Merwell has alleged that it has not received the full payment it is entitled to for its services in respect of a drivers’ license project. OTI alleged that Merwell breached its commitments under the service agreement and also acted in concert with third parties to damage OTI’s business activities. This matter is now subject to an arbitration proceeding. An appropriate provision is included in the financial statements. An appropriate provision is included in the financial statements

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